SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)*

Under the Securities Exchange Act of 1934

QTS Realty Trust, Inc.

(Name of Issuer)

Class A common stock, $0.01 par value per share

(Title of Class of Securities)

74736A 103

(CUSIP Number)

Matt N. Thomson

General Counsel

QTS Realty Trust, Inc.

12851 Foster Street

Overland Park, Kansas 66213

(913) 814-9988

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

June 7, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons Chad L. Williams
(2)	Check the appropriate box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds PF, WC, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole voting power 7,143,962*
	(8)	Shared voting power 0
	(9)	Sole dispositive power 7,143,962 *
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 7,143,962 *
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 9.4**%
(14)	Type of reporting person IN

*Consists of: (A) 270,699 shares of Class A common stock, $0.01 par value per share (“Class A common stock”), (B) 124,481 shares of Class B common stock, $0.01 par value per share (“Class B common stock”), which are redeemable for a maximum of 124,481 shares of Class A common stock, (C) 6,099,887 Class A units of QualityTech, LP (“the Operating Partnership”), which are redeemable for a maximum of 6,099,887 shares of Class A common stock and (D) 648,895 options to purchase Class A common stock, which are exercisable or will become exercisable within 60 days of the date of filing this schedule, for a maximum of 648,895 shares of Class A common stock.

** Assumes a total of 68,804,148 shares of Class A common stock are outstanding as of June 4, 2021, as increased by the right to acquire additional Class A common stock as described herein.

EXPLANATORY NOTE

This Amendment No. 7 (“Amendment No. 7”) to Schedule 13D relates to the shares of Class A common stock of QTS Realty Trust, Inc., a Maryland corporation (the “Issuer”), and is being filed to amend the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on October 25, 2013, as amended (the “Schedule 13D”).  The Issuer is the general partner of the Operating Partnership.  As disclosed in more detail in Item 5 below, Chad L. Williams (the “Reporting Person”) currently beneficially owns (A)  270,699 shares of Class A common stock, (B)  124,481 shares of Class B common stock, which are redeemable for a maximum of 124,481 shares of Class A common stock, (C)  6,099,887 Class A units of the Operating Partnership (the “Class A units”), which are redeemable for a maximum of 6,099,887 shares of Class A common stock, and (D) 648,895 options to purchase Class A common stock, which are exercisable or will become exercisable within 60 days of the date of filing this schedule, for a maximum of 648,895 shares of Class A common stock.  Pursuant to the terms of the Class A units, the Reporting Person may redeem the Class A units for cash or, at the Issuer’s election, shares of the Issuer’s Class A common stock. Pursuant to the Issuer’s Articles of Amendment and Restatement, as amended, the Class B common stock automatically convert into Class A common stock in certain circumstances and is convertible at any time into Class A common stock at the option of the holder.

Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 7 shall have the meaning assigned to such term in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following:

On June 7, 2021, the Reporting Person and certain of his affiliates (each, a “CW Party” and together, the “CW Parties”) entered into a Support Agreement (the “Support Agreement”) with Volt Upper Holdings LLC, a Delaware limited liability company (“Parent”), in connection with that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 7, 2021, by and among the Issuer, the Operating Partnership, Parent, Volt Lower Holdings LLC, a Delaware limited liability company (“Merger Sub I”), and Volt Acquisition LP, a Delaware limited partnership (“Merger Sub II”). Parent, Merger Sub I and Merger Sub II are affiliates of Blackstone Infrastructure Partners L.P. and BREIT Operating Partnership L.P. (“BREIT OP”), which are affiliates of The Blackstone Group Inc. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the closing, Merger Sub II will merge with and into the Operating Partnership (the “Partnership Merger”) and, immediately following the Partnership Merger, the Issuer will merge with and into Merger Sub I (the “Company Merger” and, together with the Partnership Merger, the “Mergers”). Upon completion of the Partnership Merger, the Operating Partnership will survive (the “Surviving Partnership) and the separate existence of Merger Sub II will cease. Upon completion of the Company Merger, Merger Sub I will survive (the “Surviving Company”) and the separate existence of the Issuer will cease. Pursuant to the terms and conditions of the Merger Agreement, at the effective time of the Company Merger (the “Company Merger Effective Time”), each share of Class A common stock, other than shares owned by Parent, Merger Sub I or any subsidiary of Parent, the Issuer or Merger Sub I, that is issued and outstanding immediately prior to the Company Merger Effective Time will automatically be converted into the right to receive an amount in cash equal to $78.00, without interest (the “Per Company Share Merger Consideration”).

Pursuant to the Support Agreement, each CW Party has agreed, among other things, that at any meeting of the stockholders of the Issuer or partners of the Operating Partnership, including the Company Shareholders’ Meeting (as defined in the Merger Agreement), and in connection with any written consent of the stockholders of the Issuer or partners of the Operating Partnership, the CW Party will appear at each such meeting or otherwise cause the shares of Class A common stock, Class B common stock, Series A Preferred Stock (as defined in the Merger Agreement) and Series B Preferred Stock (as defined in the Merger Agreement) (or any securities convertible into or exercisable or exchangeable for any of the foregoing, including the Class A units) beneficially owned by it and any other shares it may acquire during the term of the Support Agreement (the “Covered Shares”) to be counted as present for purposes of establishing a quorum and will vote (or cause to be voted) all of such CW Party’s Covered Shares (a) in favor of the approval of the Company Merger, (b) against any Company Acquisition Proposal (as defined in the Merger Agreement), and (c) against any other action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Mergers or other transactions contemplated by the Merger Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Issuer or the Operating Partnership under the Merger Agreement or of a CW Party under the Support Agreement. In addition, each CW Party agreed not to Transfer (as that term is defined in the Support Agreement) any of the Covered Shares during the term of the Support Agreement.

The Support Agreement will terminate upon the earliest to occur of (a) the Company Merger Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, and (c) any amendment to the Merger Agreement effected without the consent of the Stockholder that is an Adverse Amendment (as defined in the Support Agreement).

The Support Agreement applies to the Reporting Person in his individual capacity as a stockholder of the Issuer and does not limit or restrict the Reporting Person in acting in his capacity as a director or officer of the Issuer and in exercising his fiduciary duties and responsibilities in such capacities.

On June 7, 2021, the CW Parties also entered into a letter agreement (the “Letter Agreement”) with Parent, Merger Sub I and Merger Sub II in connection with the Merger Agreement and with respect to certain provisions of (a) the Tax Protection Agreement, dated as of October 15, 2013 (as amended, restated, supplemented or otherwise modified from time to time, the “Tax Protection Agreement”), by and among the Issuer, the Operating Partnership and the signatories party thereto, and (b) the Employment Agreement entered into on April 11, 2017 and effective as of April 3, 2017 (as amended June 23, 2017) by and among the Issuer, the Operating Partnership, Quality Technology Services, LLC, a Delaware limited liability company and an affiliate of the Operating Partnership (the “Employer”), and the Reporting Person (the “Employment Agreement”), pursuant to which the Employer employs the Reporting Person and the Reporting Person serves as Chief Executive Officer of the Issuer, the Operating Partnership and the Employer.

The Merger Agreement provides that, at the effective time of the Partnership Merger (the “Partnership Merger Effective Time”), each outstanding Class A unit, other than Class A units held by the Issuer or any of the Issuer’s wholly-owned subsidiaries or Parent, Merger Sub II or any of their respective wholly-owned subsidiaries, that is issued and outstanding immediately prior to the Partnership Merger Effective Time will automatically be converted into, and will be cancelled in exchange for, the right to receive an amount in cash equal to the Per Company Share Merger Consideration, without interest (the “Per Partnership Unit Merger Consideration”), or in lieu of receiving the Per Partnership Unit Merger Consideration, each Class A unit may elect to retain such Class A unit as a Class A partnership unit in the Surviving Partnership. Pursuant to the Letter Agreement and subject to the terms and conditions of the Merger Agreement, the CW Parties agreed, among other things, to irrevocably and unconditionally elect to (a) retain in the Partnership Merger, in lieu of the Per Partnership Unit Merger Consideration to which the CW Parties would otherwise be entitled, a total of 5,489,898 Class A units (the “Retained Class A Partnership Units”) and (b) receive in the Partnership Merger the Per Partnership Unit Merger Consideration in respect of a total of 609,989 Class A units (the “Cash-out Class A Partnership Units” and together with the Retained Class A Partnership Units, the “Owned Units”). In addition, the CW Parties agreed not to Transfer (as defined in the Letter Agreement) any of the Owned Units through the Partnership Merger Effective Time.

The Letter Agreement provides that the Operating Partnership will make a payment, solely with respect to Cash-out Class A Partnership Units, to each CW Party who is a Tax Protected Party (as defined in the Letter Agreement) pursuant to the terms of the Tax Protection Agreement and with such amounts calculated in accordance with the terms of the Letter Agreement. The Letter Agreement also provides that (a) all of the restrictions in the Tax Protection Agreement will continue to apply with respect to any Tax Protected Party that holds Retained Class A Partnership Units after the closing of the Mergers, (b) the Surviving Company and the Operating Partnership will be bound by the Tax Protection Agreement and (c) the Tax Protection Period (as defined in the Tax Protection Agreement) will be extended such that it will end at 12:01 a.m. on October 1, 2033.

In addition, the Letter Agreement provides that in the event the Reporting Person’s employment is terminated without Cause (as defined in the Employment Agreement) or by the Reporting Person for Good Reason (as defined in the Employment Agreement, as amended by the Letter Agreement) upon or following the closing of the Mergers, the CW Parties will be entitled to exercise an exchange right to exchange the Retained Class A Partnership Units for Class I units of BREIT OP subject to the terms and conditions set forth in the Operating Partnership’s partnership agreement (other than with respect to limitations on the number of Retained Class A Partnership Units that may be subject to the exchange right during certain 12-month and 24-month periods), as expected to be amended in connection with the closing of the Mergers. In addition, the Letter Agreement provides that (a) effective as of the closing of the Mergers, the definition of “Good Reason” in the Employment Agreement will be modified and (b) a termination of the Reporting Person’s employment as a result of the Employer’s delivery, within two years following the closing of the Mergers, of notice that the Employment Agreement will not be renewed, will constitute a triggering event under the Employment Agreement.

The Letter Agreement will terminate upon the termination of the Merger Agreement.

The foregoing descriptions of the Support Agreement and the Letter Agreement do not purport to be complete and are qualified in their entirety by reference to the Support Agreement and the Letter Agreement, respectively, which are attached hereto as Exhibit A and Exhibit B, respectively, and are incorporated herein by reference. In addition, reference is made to the Merger Agreement, which will be included as Exhibit 2.1 to the Issuer’s Form 8-K filed with the SEC on June 7, 2021.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and replaced in its entirety with the following:

(a) As of the date of this report, the Reporting Person is deemed to beneficially own an aggregate of 7,143,962 shares of Class A common stock. As noted above, the shares of Class A common stock the Reporting Person is deemed to beneficially own is based upon the Reporting Person’s beneficial ownership of 270,699 shares of Class A common stock, 124,481 shares of Class B common stock (which are redeemable for a maximum of 124,481 shares of Class A common stock), 6,099,887 Class A units (which may be redeemed by the Reporting Person for cash or, at the Issuer’s election, for a maximum of 6,099,887 shares of the Issuer’s Class A common stock) and 648,895 options to purchase Class A common stock (which are exercisable or will become exercisable within 60 days of the date of filing this schedule for a maximum of 648,895 shares of Class A common stock).

The Reporting Person’s holdings represent approximately 9.4% of the outstanding class of Class A common stock, based upon a total of 68,804,148 shares of Class A common stock outstanding as of June 4, 2021, as increased by the right to acquire additional Class A common stock as described herein.

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 7,143,962

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 7,143,962

iv.	Shared power to dispose or to direct the disposition of: 0

(c) On January 25, 2021, the Reporting Person sold 7,378 shares of Class A common stock pursuant to a Rule 10b5-1 trading plan previously adopted by the Reporting Person (the “Rule 10b5-1 Plan”) at a weighted average price of $66.0278 per share. The shares were sold at prices ranging from $66.00 to $66.15, inclusive. On January 25, 2021, prior to such sales, 7,378 shares of Class A common stock were acquired upon the redemption of 7,378 Class A units of the Operating Partnership and 151 shares of Class A common stock were acquired upon the automatic conversion of 151 shares of Class B common stock in connection with the redemption of the Class A units of the Operating Partnership.

On January 26, 2021, the Reporting Person sold 49,258 shares of Class A common stock pursuant to the Rule 10b5-1 Plan at a weighted average price of $66.5591 per share. The shares were sold at prices ranging from $66.04 to $67.03, inclusive. On January 26, 2021, the Reporting Person also sold 6,200 shares of Class A common stock pursuant to the Rule 10b5-1 Plan at a weighted average price of $67.1179 per share. The shares were sold at prices ranging from $67.04 to $67.23, inclusive. On January 26, 2021, prior to such sales, 55,458 shares of Class A common stock were acquired upon the redemption of 55,458 Class A units of the Operating Partnership and 1,132 shares of Class A common stock were acquired upon the automatic conversion of 1,132 shares of Class B common stock in connection with the redemption of the Class A units of the Operating Partnership.

On January 27, 2021, the Reporting Person sold 3,797 shares of Class A common stock pursuant to the Rule 10b5-1 Plan at a weighted average price of $67.0451 per share. The shares were sold at prices ranging from $67.00 to $67.17, inclusive. On January 27, 2021, prior to such sales, 3,797 shares of Class A common stock were acquired upon the Reporting Person’s redemption of 3,797 Class A units of the Operating Partnership and 78 shares of Class A common stock were acquired upon the automatic conversion of 78 shares of Class B common stock upon the redemption of the Class A units of the Operating Partnership.

On February 3, 2021, the Reporting Person sold 100 shares of Class A common stock pursuant to the Rule 10b5-1 Plan at a price of $67.00 per share. On February 3, 2021, prior to such sales, 100 shares of Class A common stock were acquired upon the redemption of 100 Class A units of the Operating Partnership and 3 shares of Class A common stock were acquired upon the automatic conversion of 3 shares of Class B common stock in connection with the redemption of the Class A units of the Operating Partnership.

On February 10, 2021, the Reporting Person sold 300 shares of Class A common stock pursuant to the Rule 10b5-1 Plan at a weighted average price of $67.0033 per share. The shares were sold at prices ranging from $67.00 to $67.01, inclusive. On February 10, 2021, prior to such sales, 300 shares of Class A common stock were acquired upon the Reporting Person’s redemption of 300 Class A units of the Operating Partnership and 7 shares of Class A common stock were acquired upon the automatic conversion of 7 shares of Class B common stock upon the redemption of the Class A units of the Operating Partnership.

On April 20, 2021, the Reporting Person sold 1,100 shares of Class A common stock pursuant to the Rule 10b5-1 Plan at a weighted average price of $67.07 per share. The shares were sold at prices ranging from $67.00 to $67.20, inclusive. On April 20, 2021, prior to such sales, 1,100 shares of Class A common stock were acquired upon the Reporting Person’s redemption of 1,100 Class A units of the Operating Partnership and 23 shares of Class A common stock were acquired upon the automatic conversion of 23 shares of Class B common stock upon the redemption of the Class A units of the Operating Partnership.

On April 21, 2021, the Reporting Person sold 15,250 shares of Class A common stock pursuant to the Rule 10b5-1 Plan at a weighted average price of $67.0919 per share. The shares were sold at prices ranging from $67.00 to $67.22, inclusive. On April 21, 2021, prior to such sales, 15,250 shares of Class A common stock were acquired upon the Reporting Person’s redemption of 15,250 Class A units of the Operating Partnership and 312 shares of Class A common stock were acquired upon the automatic conversion of 312 shares of Class B common stock upon the redemption of the Class A units of the Operating Partnership.

On April 22, 2021, the Reporting Person sold 6,330 shares of Class A common stock pursuant to the Rule 10b5-1 Plan at a weighted average price of $67.0814 per share. The shares were sold at prices ranging from $67.00 to $67.27, inclusive. On April 22, 2021, prior to such sales, 6,330 shares of Class A common stock were acquired upon the Reporting Person’s redemption of 6,330 Class A units of the Operating Partnership and 130 shares of Class A common stock were acquired upon the automatic conversion of 130 shares of Class B common stock upon the redemption of the Class A units of the Operating Partnership.

On April 23, 2021, the Reporting Person sold 2,400 shares of Class A common stock pursuant to the Rule 10b5-1 Plan at a weighted average price of $67.0225 per share. The shares were sold at prices ranging from $67.00 to $67.06, inclusive. On April 23, 2021, prior to such sales, 2,400 shares of Class A common stock were acquired upon the Reporting Person’s redemption of 2,400 Class A units of the Operating Partnership and 49 shares of Class A common stock were acquired upon the automatic conversion of 49 shares of Class B common stock upon the redemption of the Class A units of the Operating Partnership.

The Reporting Person undertakes to provide any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth above.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to add the following:

On June 7, 2021, the Reporting Person and certain of his affiliates entered into the Support Agreement and the Letter Agreement, each as defined and described in Item 4 above, which are attached hereto as Exhibit A and Exhibit B, respectively.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended to add the following exhibits:

Exhibit A	Support Agreement, dated as of June 7, 2021, by and between Volt Upper Holdings LLC and the stockholders party thereto

Exhibit B	Letter Agreement, dated as of June 7, 2021, by and among Chad L. Williams, his affiliates signatory thereto, Volt Upper Holdings LLC, Volt Lower Holdings LLC, and Volt Acquisition LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 7 to Schedule 13D is true, complete and correct.

Dated: June 7, 2021

/s/ Chad L. Williams
Chad L. Williams